Exhibit 12.1

Penn National Gaming, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratio)

	For the Year Ended December 31, 2005	For the Year Ended December 31, 2006	For the Year Ended December 31, 2007	For the Year Ended December 31, 2008 (1)	For the Year Ended December 31, 2009 (2)

Income from continuing operations before income taxes and minority interests	$140,315	$370,720	$292,339	$(46,059)	$(326,760)
Add:
Fixed charges (from below)	114,156	223,590	222,475	193,740	157,159
Amortization of capitalized interest	236	615	1,312	1,968	2,301
Distributed income of equity investees	—	—	—	—	—
Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—

Subtract:
Interest capitalized	(1,525)	(7,956)	(14,642)	(13,788)	(6,974)
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—
Earnings, as defined:	$253,182	$586,969	$501,484	$135,861	$(174,274)

Fixed charges:

A. Interest expensed and capitalized	$85,600	$192,924	$201,459	$172,382	$129,869
Amortized premiums, discounts and capitalized expenses related to indebtedness	5,269	11,360	11,242	11,233	12,089
Write -off of premiums, discounts and capitalized expenses related to indebtedness	18,039	10,022	—	—	4,793
Estimate of the interest within rental expense	5,248	9,284	9,774	10,125	10,408
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Fixed Charges:	$114,156	$223,590	$222,475	$193,740	$157,159

Ratio of earnings to fixed charges:	2.22	2.63	2.25	—	—

(1) Our earnings were inadequate to cover our fixed charges by $57,879 for the year ended December 31, 2008 due to a non-cash impairment charge.

(2) Our earnings were inadequate to cover our fixed charges by $331,433 for the year ended December 31, 2009.